ASX RELEASE | December 3, 2020 | ASX:PLL; NASDAQ:PLL
PIEDMONT RECEIVES KEY PERMIT FOR CHEMICAL OPERATIONS

•	Title V Air Permit has been issued by the North Carolina Department of Environmental Quality
•	The air permit allows for the construction and operations of planned 22,700 t/y lithium hydroxide plant
•	The permit was applied for and approved within the Company’s announced timetable
•	Piedmont is now the only US greenfield lithium project to hold all federally regulated permits

Piedmont Lithium Limited (“Piedmont” or “Company”) is pleased to announce that it has received from the North Carolina Department of Environmental Quality (“NCDEQ”) Division of Air Quality (“DAQ”) the air permit (“Permit”) to construct and operate the Company’s planned 22,700 t/y lithium hydroxide chemical plant located in Kings Mountain, North Carolina.
The Permit defines the allowable limits for the construction and operations of emission sources as well as the construction and operation of air cleaning equipment to be used in the operation of the planned facilities.  DAQ issued the Permit approval following a detailed review of Piedmont’s permit application submitted in October 2020.  Receipt of the construction and operations air Permit for the Company’s planned chemical plant represents a significant milestone in the development of Piedmont’s proposed integrated lithium hydroxide business in North Carolina.  HDR Engineering’s Charlotte Office acted as lead consultant in the preparation of the Company’s air permit application.
Combined with the Section 404 Standard Individual Permit received in November 2019 from the US Army Corps of Engineers for the Company’s planned concentrate operations, Piedmont now holds all of the federally-regulated permits required for the construction of the integrated project.  The Company expects to apply for a North Carolina State Mining Permit and to complete local rezoning processes for the integrated project in the first half of 2021.
Keith D. Phillips, President and Chief Executive Officer, commented: “Securing our Title V Air Permit represents a major milestone for our integrated lithium hydroxide business, and we are very pleased to have received this authorization.  Our project is unique in being the only spodumene-to-hydroxide project in the United States, and together with our previously received federal permit for our concentrate operations now also stands out as the most advanced American lithium project. We are very excited about the important milestones ahead of us as we look to deliver a DFS for a fully permitted integrated project next year.”
For further information, contact:
Keith Phillips	Tim McKenna
President & CEO	Investor and Government Relations
T: +1 973 809 0505	T: +1 732 331 6457
E: kphillips@piedmontlithium.com	E: tmckenna@piedmontlithium.com

About Piedmont Lithium

Piedmont Lithium Limited (ASX: PLL; Nasdaq: PLL) holds a 100% interest in the Piedmont Lithium Project, a pre-production business targeting the production of 160,000 t/y of spodumene concentrate and the manufacture of 22,700 t/y of battery quality lithium hydroxide in North Carolina, USA to support electric vehicle and battery supply chains in the United States and globally.  Piedmont’s premier southeastern USA location is advantaged by favorable geology, proven metallurgy and easy access to infrastructure, power, R&D centers for lithium and battery storage, major high-tech population centers and downstream lithium processing facilities.  Piedmont has reported 27.9Mt of Mineral Resources grading at 1.11% Li2O located within the world-class Carolina Tin-Spodumene Belt (“TSB”) and along trend to the Hallman Beam and Kings Mountain mines, which historically provided most of the western world’s lithium between the 1950s and the 1980s. The TSB has been described as one of the largest lithium provinces in the world and is located approximately 25 miles west of Charlotte, North Carolina.
Forward Looking Statements
This announcement may include forward-looking statements. These forward-looking statements are based on Piedmont’s expectations and beliefs concerning future events. Forward looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of Piedmont, which could cause actual results to differ materially from such statements. Piedmont makes no undertaking to subsequently update or revise the forward-looking statements made in this announcement, to reflect the circumstances or events after the date of that announcement.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources
The Project’s Core property Mineral Resource of 25.1Mt @ 1.13% Li2O comprises Indicated Mineral Resources of 12.5Mt @ 1.13% Li2O and Inferred Mineral Resources of 12.6Mt @ 1.04% Li2O. The Central property Mineral Resource of 2.80Mt @ 1.34% Li2O comprises Indicated Mineral Resources of 1.41Mt @ 1.38% Li2O and 1.39Mt @ 1.29% Li2O. The information contained in this announcement has been prepared in accordance with the requirements of the securities laws in effect in Australia, which differ from the requirements of U.S. securities laws. The terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are Australian terms defined in accordance with the 2012 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the “JORC Code”).  However, these terms are not defined in Industry Guide 7 ("SEC Industry Guide 7") under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), and are normally not permitted to be used in reports and filings with the U.S. Securities and Exchange Commission (“SEC”). Accordingly, information contained herein that describes Piedmont’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder. U.S. investors are urged to consider closely the disclosure in Piedmont’s Form 20-F, a copy of which may be obtained from Piedmont or from the EDGAR system on the SEC’s website at http://www.sec.gov/.

Competent Persons Statement
The information in this announcement that relates to Exploration Results, Metallurgical Testwork Results, Exploration Targets, Mineral Resources, Concentrator Process Design, Concentrator Capital Costs, Concentrator Operating Costs, Mining Engineering and Mining Schedule is extracted from the Company’s ASX announcements dated July 23, 2020, May 26, 2020, June 25, 2019, April 24, 2019, and September 6, 2018 which are available to view on the Company’s website at www.piedmontlithium.com. Piedmont confirms that: a) it is not aware of any new information or data that materially affects the information included in the original ASX announcements; b) all material assumptions and technical parameters underpinning Mineral Resources, Exploration Targets, Production Targets, and related forecast financial information derived from Production Targets included in the original ASX announcements continue to apply and have not materially changed; and c) the form and context in which the relevant Competent Persons’ findings are presented in this report have not been materially modified from the original ASX announcements.
This announcement has been authorized for release by the Company’s CEO, Mr. Keith Phillips.

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